Exhibit 99.1

Consortium Including Eco Wave Power Secures €2.45 Million Grant to Deploy Scalable

Wave Energy Solutions Across Atlantic Region

Stockholm, Sweden — July 10, 2025 — Eco Wave Power Global AB (publ) (NASDAQ: WAVE) (“Eco Wave Power” or the “Company”), a leader in onshore wave energy technology, is proud to announce its participation in the Atlantic Wave Energy Sustainable Deployment Initiative (AWESDI) – a newly approved €2.45 million transnational project funded under the Interreg Atlantic Area Programme’s Third Call for Proposals.

The project, which targets Priority 2.1 of the Atlantic Area Programme, promoting energy efficiency and reducing greenhouse gas emissions, aims to advance the sustainable and scalable deployment of wave energy technologies in Atlantic coastal regions.

The Atlantic Area Programme, co-funded by the European Union through the European Regional Development Fund (ERDF), supports transnational cooperation projects that advance sustainable development and regional cohesion in Atlantic coastal regions. The approved projects span key areas such as climate resilience, renewable energy, and blue innovation—reinforcing Eco Wave Power’s role at the forefront of the global clean energy transition.

The AWESDI project is coordinated by the Centro de Investigación Mariña (CIM) of the University of Vigo and brings together an international consortium of top research institutions, private sector leaders, and government organizations from Portugal, Spain, France, and Ireland. In addition to Eco Wave Power, project partners include:

●	Universidade do Porto (Portugal)

●	Université Le Havre Normandie (France)

●	University College Cork (Ireland)

●	Marine Institute (Ireland)

●	GEPS Techno (France)

●	Groupe Legendre (France)

●	Fundamar (Spain)

●	Pôle Mer Bretagne Atlantique (France)

●	Atlantic Technological University (Ireland)

●	Xunta de Galicia (Spain)

As part of its contribution, Eco Wave Power will:

●	Support feasibility studies for onshore and nearshore deployment sites in Portugal;

●	Provide operational insights and performance data from existing wave energy installations;

●	Validate the Sustainable Design Toolkit and inform permitting and deployment planning; and

●	Contribute to the development of the Wave Energy Deployment Roadmap from an industry perspective.

“AWESDI is a powerful opportunity to bridge research, policy, and real-world deployment across the Atlantic coastline,” said Inna Braverman, Founder and CEO of Eco Wave Power. “By participating in this ambitious collaboration, we will help accelerate the adoption of sustainable wave energy and further demonstrate the environmental and economic potential of our technology.”

The funding will support technical development, cross-border collaboration, and environmental assessments in cooperation with leading research institutions and port stakeholders. It also aligns with Eco Wave Power’s expanding pipeline in Portugal, where the Company is preparing for its first megawatt-scale installation.

This milestone adds to Eco Wave Power’s growing international recognition. The Company’s projects have received support from public funding programs including Horizon 2020, the Israeli Energy Ministry, Innovate UK, and the European Union’s Regional Development Fund. Eco Wave Power’s patented floaters convert wave motion into clean electricity by attaching to existing marine infrastructure, offering scalable and low-impact power generation for coastal communities.

Background on the Atlantic Area Programme’s Third Call:

During the Monitoring Committee meeting held on July 3, 2025, in Galway, Ireland, the Interreg Atlantic Area 2021–2027 approved 24 cooperation projects for funding under its Third Call for Proposals. These projects were selected from 80 applications and represent a total investment of €55 million, of which 75% is funded by the programme.

The selected projects span three core themes:

●	Blue innovation and competitiveness: 6 projects (total value €11.9M) focusing on SME training, algae-based biomass industries, digital integration in aquaculture, and prototyping activities to support startups and upskill a new generation of professionals in the blue economy.

●	Blue and green environment: 13 projects (total value €31.6M), including initiatives to accelerate wave energy deployment, develop floating wind technologies, improve ocean monitoring, and enhance biodiversity, coastal resilience, and port-city integration.

●	Blue sustainable and social tourism and culture: 5 projects (total value €11.6M) aimed at promoting sustainable tourism routes, preserving maritime heritage, and improving coastal tourism management.

AWESDI is one of the flagship projects within the blue and green environment theme, directly supporting the deployment of wave energy technologies and contributing to a cleaner, more sustainable Atlantic region.

For more information on the Atlantic Area Programme’s Third Call, visit:
https://www.atlanticarea.eu/news-events/news/the-monitoring-committee-has-approved-24-projects-under-the-third-call-for-proposals

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy project in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totalling 404.7 MW.

The company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honoured with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact the company at: info@ecowavepower.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses helping accelerate the adoption of sustainable wave energy and further demonstrating the environmental and economic potential of the Company’s technology and when it discusses the Company’s preparation for its first megawatt-scale installation in Portugal. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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